**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**December 21, 2012**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**China Southern Airlines Company Limited**

**File No. 001-14660 - CF# 28290**

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China Southern Airlines Company Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 27, 2012, as amended on December 21, 2012.

Based on representations by China Southern Airlines Company Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| Exhibit 4.3 | through | November 30, 2020 |
| Exhibit 4.4 | through | July 31, 2020 |
| Exhibit 4.5 | through | August 31, 2021 |
| Exhibit 4.6 | through | July 31, 2020 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel